Mail Stop 3561-CF/AD 11
      						September 26, 2005

Via U.S. Mail and Fax (513) 943 4908

Mr. Ronald E. Heineman, Chief Executive Officer
Resolve Staffing, Inc.
105 North Falkenburg Road, Suite B
Tampa, Florida 33619

	RE:	Resolve Staffing, Inc.
      Form 8-K of February 9, 2005
		Filed on February 9, 2005
      Form 10-QSB/A for the period ended March 31, 2005
      Filed on July 1, 2005
      File No. 0-29485

Dear Mr. Heineman:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in the amended filing. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Mr. Ronald E. Heineman
September 26, 2005
Page 2



Form 8-K filed on February 9, 2005

Accounting comments:

Item 9.01. Financial Statements of Businesses Acquired
1. Please note that the Commission records indicate that you have not filed required audited financial statements of the businesses acquired and the pro forma financial information. As previously indicated in our letter of February 28, 2005, your amended Form 8-K should include two years audited financial statements of the historical temporary staffing business operated by ELS and the pro forma financial information required by Rule 310 (c) of Regulation S-
B. Please note that these audited financial statements and pro forma financial information were due on or before April 22, 2005.
Please
advise.

In addition, please note that if ELS is the accounting acquirer, then
you would need to assess ELS`s recent acquisitions, 5 Star
Staffing
(NY), 5 Star Staffing (FL) and American Staffing (OH) under Rule
3-
10(c) of Regulation S-B.
2. We note in Note A on page 7 and Note I on page 12 of your Form
10-
QSB/A for the period ended March 31, 2005, that, you have
considered
Resolve Staffing, Inc. as the accounting acquirer.   However, as
communicated to you in our letter dated February 28, 2005; it appears to us that there are certain factors that appear to indicate that ELS is the accounting acquirer under SFAS No. 141- Business Combinations, looking to the guidance given in paragraph 15-19, specifically the criteria in paragraph 17. Please revise or advise in detail supporting your basis for concluding that Resolve Staffing should be considered the accounting acquirer.

3.	We note in the above Form 8-K that Mr. Ron Heineman, your CEO is
also a principal shareholder and officer of ELS. Also, you state in
Note I to the consolidated financial statements included in the Form
10-KSB for the year ended December 31, 2004, that "ELS, Inc. is a company owned by Ronald Heineman". Please tell us his percentage of ownership interest in ELS before the acquisition. Also, tell us
Mr.
Heinemann`s beneficial interest in the Company before and after the acquisition of staffing business operated by ELS.





Mr. Ronald E. Heineman
September 26, 2005
Page 3


In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.  You may contact Gopal Dharia, Staff Accountant, at
(202)
551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


							Sincerely,


							Larry Spirgel
								Assistant Director